Exhibit 99(a)
                           PRESS RELEASE


FOR IMMEDIATE RELEASE
FRIDAY
APRIL 25, 1997

CONTACT PERSON:         STACY DUCKETT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229


                   TCBY LAUNCHES NEW SORBET FIZZ
                        WITH NATIONAL MEDIA


LITTLE  ROCK,  AR  -  (FRIDAY,   APRIL  25,  1997)  -   TCBY
ENTERPRISES, INC. (NYSE:TBY) today announced the introduction of the new Sorbet Fizz menu item at "TCBY"(Registered) and "TCBY" Treats(Service Mark) locations. Available April 28, the Sorbet Fizz will be strongly supported with cable and broadcast television, network radio, and an FSI.

The Sorbet Fizz is a refreshing blend of "TCBY"(Registered) soft serve non-dairy/nonfat sorbet and Sprite(Registered). The promotion coincides with the introduction of two new soft serve sorbet flavors - Strawberry Kiwi and Pineapple Passion Fruit - to this already extensive line of five flavors. The Sorbet Fizz was the consumer favorite of several test items the Company considered in 1996. The suggested promotional retail price is $1.79.

In support of this introduction, the Sorbet Fizz will be featured in a national FSI, television, and radio. The television spot, "Gone Fizzin", will run in :15 and :30 versions on broadcast and cable networks. This is the first television spot from the Company that highlights the "TCBY" Treats(Service Mark) shop, a concept that units have been converting to since 1995. The ad features a family that drives into a seemingly deserted town, only to find that everyone has "Gone Fizzin'" at the local "TCBY" Treats(Service Mark) shop.

"TCBY is the market leader in soft serve sorbet products," said Tony Passarello, Senior Vice President of Marketing, TCBY Systems, Inc. "The Sorbet Fizz is a great menu item for summer, allows us to highlight our sorbet line, and creates some tremendous marketing opportunities. It easily fits into all of our locations whether they are traditional or non-traditional units." Passarello added, "This is our first foray into the beverage segment of the treats market. The Sorbet Fizz re-emphasizes our commitment to the entire family as 'the customer' that began with the TCBY Treats concept."

The television spot  was developed and  produced by Stone  &
Ward, the Company's agency of record. Greg Winter with Wilson Griak of Minneapolis directed.

"The "Gone Fizzin" spot is a new initiative for TCBY,"  said
Larry Stone,  CEO/Creative Director,  Stone  & Ward.    "The
focus on one product, and use of a storyline makes the spot very entertaining, and easy to remember."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

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